UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 000-11550

PHARMOS CORPORATION
(Exact name of registrant as specified in its charter)
99 Wood Avenue South, Suite 302
Iselin, NJ 08830
(732) 452-9556
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.03 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☒
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)   ☐
Rule 15d-6                 ☐

Approximate number of holders of record as of the certification or notice date: 242

Pursuant to the requirements of the Securities Exchange Act of 1934 Pharmos Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2013	By:	/s/ Eric W. Fangmann
Eric W. Fangmann
Acting Principal Accounting and Financial Officer